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MAR 01 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57 Court, Suite 420
(No. and Street)

South Miami, (City) Florida (State) 33157 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Ed Rivera (305) 669-5168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenfeld, Spritzer, Shecter & Sheer, LLP
(Name – *if individual, state last, first, middle name*)

2525 Ponce de Leon Blvd, 5th Floor (Address) Coral Gables, (City) Florida (State) 33134 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mk
AB 3/11

OATH OR AFFIRMATION

I, Juan C. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
C E Rivera
My Commission DD691541
Expires 09/11/2011

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICD Securities, Inc.

Financial Statements

December 31, 2009

Table of Contents

berenfeld
spritzer + shechter + sheer LLP =
certified public accountants & business advisors

Independent Auditor's Report

To the Board of Directors and Stockholders
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of ICD Securities, Inc. (the "Company" – an S Corporation) as of December 31, 2009 and the related statements of income and changes in retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1a - computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, Schedule 1b – reconciliation of the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, and Schedule 2 – computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rules 15c3-1, 15c3-3, and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Berenfeld Spritzer Shechter & Sheer LLP
Coral Gables, Florida
February 25, 2010

Berenfeld Spritzer Shechter & Sheer LLP
2525 Ponce de Leon Boulevard, Fifth Floor, Coral Gables, FL 33134 305.274.4600 main 305.274.4601 fax
401 East Las Olas Boulevard, Suite 1090, Ft. Lauderdale, FL 33301 954.728.3740 main 954.728.3798 fax berenfeldllp.com

ICD Securities, Inc.

Statement of Financial Condition

December 31, 2009

Assets		
Cash	$	22,859
Commissions receivable		123,067
Other assets		15,000
Total Assets	$	160,926

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable	$	82,731
Common stock, $0.10 par value, 1,000 shares authorized, issued and outstanding		100
Additional paid-in capital		71,900
Retained earnings		6,195
Total Stockholders' Equity		78,195
Total Liabilities and Stockholders' Equity	$	160,926

The accompanying notes are an integral part of these financial statements.

ICD Securities, Inc.

Statement of Income and Changes in Retained Earnings

For the Year Ended December 31, 2009

Commissions and fees	$ 1,704,684
Expenses	
Clearing and underwriting fees	182,318
Commissions	214,833
Dues and subscriptions	123,868
Insurance	4,335
NACI fees and charges	49,254
Office expenses	23,452
Professional fees	29,575
Referral fees	384,441
Rent	38,866
Salaries	384,990
Telephone	4,541
Other general and administrative expenses	4,606
Total operating expenses	1,445,079
Income from operations	259,605
Other income (expenses)	
Interest income	2,398
Other expenses	(6,496)
Total other income (expenses)	(4,098)
Net income	255,507
Retained earnings, beginning of year	208,428
Distributions	(457,740)
Retained earnings, end of year	$ 6,195

The accompanying notes are an integral part of these financial statements.

ICD Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities		
Net income	$	255,507
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses		8,150
Commissions receivable		(123,067)
Other assets		(15,000)
Accounts payable		(58,352)
Net cash provided by operating activities		67,238
Cash flows from financing activities		
Distributions		(457,740)
Net cash used in financing activities		(457,740)
Net increase in cash		(390,502)
Cash, beginning of year		413,361
Cash, end of year	$	22,859

The accompanying notes are an integral part of these financial statements.

ICD Securities, Inc.

Notes to Financial Statements

December 31, 2009

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization

ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company is engaged in the sale of fixed income securities, such as FDIC insured certificates of deposit, government securities, FNMA, and FHLMC. The Company operated pursuant to the exemptive provisions of Subparagraph (K)(2)(ii) of SEC Rule 15c3-3. Transactions with the public and others in these securities are cleared on a fully disclosed basis with Sterne Agee, a clearing broker-dealer. All funds received and disbursed in connection with these transactions flow directly between the Company's customer and the clearing broker-dealer acting as agent for the Company. The Company does not hold or have access to the securities or funds of its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

The following is a summary of the Company's significant accounting policies:

Revenue Recognition

Commissions and fees are recognized as revenue as the related securities transactions occur.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2006 – 2009 remain subject to examination by various taxing authorities.

Subsequent Events

We evaluated subsequent events through February 25, 2010, the date these financial statements were available to be issued.

Note 2 – Other Assets

Other assets is comprised of a deposit of $15,000 maintained with the clearing broker/dealer.

Note 3 – Related Party Transactions

As of December 31, 2009, accounts payable include $41,112 of referral fees payable to a related entity that were incurred in the previous year.

The Company leases its office from an entity related by common ownership on a month-to-month basis. Rent expense for the year ended December 31, 2009, totaled $38,866.

Note 4 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 5 – Regulatory Requirements

Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital based upon the activity of the Company in accordance with SEC Rule 15c3-1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirement requires otherwise. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2009, the Company had excess net capital of $72,680.

Reserve Requirement

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

Additional Information

ICD Securities, Inc.

Schedule 1a - Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net Capital		
Total stockholders' equity	$	78,195
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		78,195
Deductions and/or charges:		
Non-allowable assets:		
Other assets		-
Tentative net capital		78,195
Haircuts on securities		-
Net capital	$	78,195
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable	$	82,731
Total aggregate indebtedness	$	82,731
Computation of Basic Net Capital Requirement		
A - Minimum net capital required 6 2/3% of aggregate indebtedness	$	5,515
B - Minimum dollar net capital requirement	$	5,000
Net capital required (higher of A or B above)	$	5,515
Excess Net Capital	$	72,680
Excess Net Capital at 1,000 percent	$	69,922
Ratio: Aggregate Indebtedness to Net Capital		1.06 : 1

ICD Securities, Inc.

Schedule 1b - Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Unaudited Net Capital Reported on Focus Report	$ 134,589
Adjustments:	
Correction of accounts payable	(43,894)
Total adjustments	(49,894)
Audited Net Capital Reported on Statement of Financial Condition	$ 78,195

ICD Securities, Inc.

Schedule 2 - Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total credit items	-
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days days (including debit balances in continuous net settlement accounts) pursuant to rule 15c3-3	-
Other	-
Total debit items	-
Reserve computation:	
Excess of total debits over total credits	$ -
Required deposit	None

There were no differences between this computation for determination of reserve requirements and the corresponding computation prepared by ICD Securities, Inc. and included in its unaudited Part II Focus Report filing as of the same date, which differences are considered to be material.

berenfeld
spritzer + shechter + sheer LLP =
certified public accountants & business advisors

Report on Internal Control Required by Securities and Exchange Commission ("SEC") Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
ICD Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements and additional information of ICD Securities, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Berenfeld Spritzer Shechter & Sheer LLP
2525 Ponce de Leon Boulevard, Fifth Floor, Coral Gables, FL 33134 305.274.4600 main 305.274.4601 fax
401 East Las Olas Boulevard, Suite 1090, Ft. Lauderdale, FL 33301 954.728.3740 main 954.728.3798 fax berenfeldllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berenfeld, Spritzer, Shechter & Sheer, LLP
Coral Gables, Florida
February 25, 2010

2525 Ponce de Leon Boulevard
Fifth Floor
Coral Gables, FL 33134

401 East Las Olas Boulevard
Suite 1090
Fort Lauderdale, FL 33301

www.berenfeldllp.com

ICD Securities, Inc.

Financial Statements

December 31, 2009